
06014300


SEC MAIL
RECEIVED
PROCESSING
JUN 12 2006
WASH. D.C.
199
SECTION

1 June, 2006

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

Dear Sir/Madam

Re: Billabong International Limited – Information Furnished Pursuant to Exchange Act Rule 12g3-2(b)(1)(i) – File No. 82-34921

On behalf of Billabong International Limited, an Australian corporation (the "Company"), and furnished pursuant to Rule 12g3-2(b)(1) promulgated under the Securities Exchange Act of 1934 (the "Exchange Act"), enclosed please find copies of certain information that the Company has either recently (i) made public pursuant to the laws of Australia, the country of its domicile, (ii) filed with the Australian Stock Exchange ("ASX") and which was made public by the ASX, and (iii) distributed to its security holders. Such information is described on the list attached to this letter, which list also sets forth when and by whom such information was required to be made public, filed with the exchange or distributed to security holders.

Please stamp the enclosed copy of this letter and return to us in the enclosed self-addressed postage paid envelope.

If you have any questions or require further information, please call the undersigned on +61 7 5589 9805.

Yours faithfully
BILLABONG INTERNATIONAL LIMITED

Maria Manning
Company Secretary

PROCESSED
JUN 15 2006
THOMSON
FINANCIAL





Billabong
International
Limited
ABN 17 084 923 946

1 Billabong Place
Burleigh Heads QLD 4220
Australia

PO Box 283
Burleigh Heads QLD 4220
Australia

Tel: +61 7 5589 9899
Fax: +61 7 5589 9654
www.billabongcorporate.com

BILLABONG INTERNATIONAL LIMITED (BBG)

Document / Information Submitted	Date Issued	Required By
Form 484 – Change to Company Details (resignation and appointment of company secretary.)	27 April 2006	ASIC
Announcement: Resignation and Appointment of company secretary	27 April 2006	ASX

Australian Securities &
Investments Commission


SEC MAIL
RECEIVED
PROCESSING
JUN 12 2006
WASH. D.C.
199
SECTION



Form 484
Corporations Act 2001

Change to company details

Sections A, B or C may be lodged independently with this signed cover page to notify ASIC of:

A1 Change of address
A2 Change of name - officeholders or members
A3 Change - ultimate holding company

B1 Cease company officeholder
B2 Appoint company officeholder
B3 Special purpose company

C1 Cancellation of shares
C2 Issue of shares
C3 Change to share structure
C4 Changes to the register of members

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement

Company details

Refer to guide for information about corporate key

Company name
BILLABONG INTERNATIONAL LIMITED

ACN/ABN
084 923 946

Corporate key
56307463

Lodgement details

Who should ASIC contact if there is a query about this form?

Name
BILLABONG INTERNATIONAL LIMITED

ASIC registered agent number (if applicable)
15947

Telephone number
07 5589 9805

Postal address
PO BOX 283
BURLEIGH HEADS QLD 4220

Total number of pages including this cover sheet

Please provide an estimate of the time taken to complete this form.
hrs mins

Signature

This form must be signed by a current officeholder of the company.

I certify that the information in this cover sheet and the attached sections of this form are true and complete.

Name
DEREK O'NEILL

Capacity
[X] Director
[ ] Company secretary

Signature

Date signed
2 7 / 0 4 / 0 6
[D D] [M M] [Y Y]

Lodgement

Send completed and signed forms to:
Australian Securities and Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

Or lodge the form electronically by visiting the ASIC website
www.asic.gov.au

For help or more information
Telephone 03 5177 3988
Email info.enquiries@asic.gov.au
Web www.asic.gov.au

A1 Change of address

This section allows a new address to be applied to one or more purposes (ie registered office, principal place of business, company officeholder or member). You must copy and attach another Section A1 for each new address.

New address
A PO Box is only allowed for a member address

At the office of, C/- (if applicable)

Office, unit, level or PO Box number (A PO Box is only allowed for a member address)

Street number and Street name

Suburb/City | State/Territory

Postcode | Country (if not Australia)

Date of change
For members' address changes, use the date of change to the members' register

Date of change
[D D] / [M M] / [Y Y]

Apply address to
You can apply the new address to one or more of the following – registered office, principal place of business, etc.

Registered office address
A change to the registered office address takes effect either 7 days after lodgement of the notice or a later date specified in the notice

☐ **Registered office address**

If the registered office has changed, does the company occupy the premises?

☐ yes

☐ no

if no, name of occupier?

☐ Occupier's consent (Select box to indicate the statement below is correct)
The occupier of the premises has consented in writing to the use of the specified address as the address of the registered office of the company and has not withdrawn that consent.

☐ **Principal place of business address**

☐ **Company officeholder's residential address**

1 Family Name | Given names

Date of birth
[D D] / [M M] / [Y Y]

Place of birth (town/city) | (state/country)

2 Family name | Given names

Date of birth
[D D] / [M M] / [Y Y]

Place of birth (town/city) | (state/country)

Member's address
If there are more than 20 members in a share class, only address changes for the top 20 need be notified

☐ **Member's address**

1 Family name | Given names

2 Family name | Given names

When a member is a company, not a person

1 Company name (only if a member)

ACN/ARBN/ABN | Country of incorporation (if not Australia)

A2 Change of name — officeholders or members

Use this section if an officeholder or member has changed their name.

☐ Director ☐ Alternate director
☐ Secretary ☐ Member

Member's name
If there are more than 20 members in a share class, only name changes for the top 20 need be notified.
Date and place of birth are not required for members.

Personal name change

Eg change by deed poll or marriage. To register a new officeholder go to B1

Their previous name was (provide full given names, not initials)

Family name

Given names

Date of birth

[D D] / [M M] / [Y Y]

Place of birth (town/city)

(state/country)

Their new name is (provide full given names, not initials)

Family name

Given names

Date of change

Date of change

[D D] / [M M] / [Y Y]

Organisation name change (member only)
When a member is a company, not a person, and the company has changed its name

The previous organization name was

The new organization name is

ACN/ARBN/ABN

Date of change

Date of change

[D D] / [M M] / [Y Y]

A3 Change — ultimate holding company

Use this section if there is a change to the ultimate holding company.

The change is

☐ **There is a new ultimate holding company**

Company name

ACN/ARBN/ABN **OR** Country of incorporation (if not Australia)

☐ **The ultimate holding company has ceased operation as the ultimate holding company**

Company name

ACN/ARBN/ABN **OR** Country of incorporation (if not Australia)

☐ **The ultimate holding company has changed its name**

Company name

ACN/ARBN/ABN **OR** Country of incorporation (if not Australia)

Date of change

Date of change

[D D] / [M M] / [Y Y]

B1 Cease company officeholder

Use this section to notify if a company officeholder has ceased to be a company officeholder. You need to notify details separately for each ceased officeholder.

Role of ceased officeholder
Select one or more boxes

- [ ] Director
- [x] Secretary
- [ ] Alternate director — Person alternate for:

Date officeholder ceased

Date of change
2 7 / 0 4 / 0 6
[D D] [M M] [Y Y]

Name

The name of the ceased officeholder is

Family name: WHITE
Given names: JOHN CRAIG UTTERMARE

Date of birth
2 0 / 1 2 / 6 2
[D D] [M M] [Y Y]

Place of birth (town/city): HARARE
(state/country): ZIMBABWE

B1 Continued... Cease another company officeholder

Use this section to notify if a company officeholder has ceased to be a company officeholder. You need to notify details separately for each ceased officeholder.

Role of ceased officeholder
Select one or more boxes

- [ ] Director
- [ ] Secretary
- [ ] Alternate director — Person alternate for:

Date officeholder ceased

Date of change
/ /
[D D] [M M] [Y Y]

Name

The name of the ceased officeholder is

Family name:
Given names:

Date of birth
/ /
[D D] [M M] [Y Y]

Place of birth (town/city):
(state/country):

B2 **Appoint company officeholder**

Use this section to notify appointment of a company officeholder. You need to notify details separately for each new officeholder.

Role of appointed officeholder
Select one or more boxes

- [ ] Director
- [x] Secretary
- [ ] Alternate director

Date of appointment

Date of appointment
2 7 / 0 4 / 0 6
[D D] [M M] [Y Y]

Name

The name of the appointed officeholder is (provide full given names, not initials)

Family name	Given names
MANNING	MARIA

Date of birth
1 7 / 0 1 / 5 9
[D D] [M M] [Y Y]

Place of birth (town/city)	(state/country)
GYMPIE	QUEENSLAND, AUSTRALIA

Former name
Eg change by deed poll or marriage

Their previous name was (provide full given names, not initials)

Family name	Given names

Residential address

The residential address of the appointed officeholder is

Street number and Street name

Suburb/City

State/Territory

Postcode

Country (if not Australia)

If an 'Alternate director', for whom

Note:
Where an Alternate director is appointed, please attach the terms of appointment to this change form. (Refer to the guide for annexure requirements)

The appointed 'Alternate director' is alternate for (person alternate for)

Family name	Given names

Expiry date (if applicable)
/ /
[D D] [M M] [Y Y]

- [ ] Alternate director terms of appointment attached

B2 Continued... **Appoint another company officeholder**

Use this section to notify appointment of a company officeholder. You need to notify details separately for each new officeholder.

Role of appointed officeholder
Select one or more boxes

- [ ] Director
- [ ] Secretary
- [ ] Alternate director

Date of appointment

Date of appointment
[D D] / [M M] / [Y Y]

Name

The name of the appointed officeholder is (provide full given names, not initials)

Family name | Given names

Date of birth
[D D] / [M M] / [Y Y]

Place of birth (town/city) | (state/country)

Former name
Eg change by deed poll or marriage

Their previous name was (provide full given names, not initials)

Family name | Given names

Residential address

The residential address of the appointed officeholder is

Street number and Street name

Suburb/City | State/Territory

Postcode | Country (if not Australia)

If an 'Alternate director', for whom

Note:
Where an Alternate director is appointed, please attach the terms of appointment to this change form. (Refer to the guide for annexure requirements)

The appointed 'Alternate director' is alternate for (person alternate for)

Family name | Given names

Expiry date (if applicable
[D D] / [M M] / [Y Y]

- [ ] Alternate director terms of appointment attached

B3 **Special purpose company**

Use this section to notify if the company has commenced or ceased status as one of the special purpose company designations below.
Note: If you indicate that your company has commenced status as one of the special purpose company designations listed below, ASIC will send a declaration for you to complete and return. Special purpose company designations are defined under Regulation 3 of the Corporations (Review Fees) Regulations 2003.

The change is

Commence
- [ ] Home unit company
- [ ] Superannuation trustee company
- [ ] For charitable purposes only

- [ ] Cease

For new registrations, use the date of registration as the 'date of change'

Date of change
[D D] / [M M] / [Y Y]

Section C **completion guide**

Standard share codes
Refer to the following table for the share class codes for sections C1, C2, C3 and C4

Share class code	Full title	Share class code	Full title
A	A	PRF	preference
B	B...etc	CUMP	cumulative preference
EMP	employee's	NCP	non-cumulative preference
FOU	founder's	REDP	redeemable preference
LG	life governor's	NRP	non-redeemable preference
MAN	management	CRP	cumulative redeemable preference
ORD	ordinary	NCRP	non-cumulative redeemable preference
RED	redeemable	PARP	participative preference
SPE	special		

If you are using the standard share class codes you do not need to provide the full title for the shares, just the share class code.

If you are not using the standard share class code, enter a code of no more than 4 letters and then show the full title

Sections to complete
Use the table below to identify the sections of this form to complete (please indicate the sections that have been completed). Completion of this table is optional.

	C1- Cancellation of shares	C2 – Issue of shares	C3 – Change to share structure table	C4 – Change to members register
Issue of shares				
☐ Proprietary company	Not required	√	√	√
Public company				
☐ if in response to the Annual company statement	Not required	√	√	√
☐ if not in response to the Annual company statement	Not required	√	Not required	Not required
Cancellation of shares				
☐ Proprietary company	√	Not required	√	√
Public company				
☐ if in response to the Annual company statement	√	Not required	√	√
☐ if not in response to the Annual company statement	√	Not required	Not required	Not required
Transfer of shares				
☐ Proprietary company	Not required	Not required	Not required	√
Public company				
☐ if in response to the Annual company statement	Not required	Not required	Not required	√
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required
Changes to amounts paid				
☐ Proprietary company	Not required	Not required	√	√
Public company				
☐ if in response to the Annual company statement	Not required	Not required	√	√
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required
Changes to beneficial ownership				
☐ Proprietary company	Not required	Not required	Not required	√
Public company				
☐ if in response to the Annual company statement	Not required	Not required	Not required	√
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required

To notify ASIC about a division or conversion of a class of shares, you must lodge a form 211 within 28 days of the change occurring.

To notify ASIC about a conversion of shares into larger or smaller numbers, you must lodge a form 2205B within 28 days of the change occurring.

C1 Cancellation of shares

Reason for cancellation
Please indicate the reason that shares have been cancelled (select one or more boxes)

Redeemable preference shares – **S.254J**

- [ ] Redeemed out of profits
- [ ] Redeemed out of proceeds of a fresh issue of shares

Capital reduction – **S.256A – S.256E**

- [ ] Single shareholder company
- [ ] Multiple shareholder company. A Form 2560 must be lodged before a capital reduction takes place

Share buy-back. – **ss.257H(3)**

- [ ] Minimum holding buy-back by listed company
- [ ] Other buy-back type. A form 280 or 281 must be lodged at least 14 days, and no more than 1 year before the share buy-back can take place

- [ ] Forfeited shares – **S.258D**

Shares returned to a public company – **ss.258E(2) & (3)**

- [ ] Under section 651C, 724(2), 737 or 738
- [ ] Under section 1325A (court order)

- [ ] Other

Description

Give section reference

Details of cancelled shares

List the details of shares cancelled in the following table

Share class code	Number of shares cancelled	Amount paid (cash or otherwise)

Earliest date of change

Please indicate the earliest date that any of the above changes occurred.

[D D] / [M M] / [Y Y]

C2 Issue of shares

List details of new share issues in the following table.

Share class code	Number of shares issued	Amount paid per share	Amount unpaid per share
ORD	26,154	$2.60	NIL
ORD	63,604	$4.90	NIL
ORD	10,000	$5.35	NIL
ORD	11,231	$7.42	NIL
ORD	8,000	$8.10	NIL

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

1 9 / 1 1 / 0 4
[D D] [M M] [Y Y]

If shares were issued for other than cash, were some or all of the shares issued under a written contract?

☐ **Yes**
if yes, proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid. Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.

☒ **No**
if no, proprietary companies are not required to provide any further documents with this form. Public companies must also lodge a Form 208.

C3 Change to share structure

Where a change to the share structure table has occurred (eg. as a result of the issue or cancellation of shares), please show the updated details for the share classes affected. Details of share classes not affected by the change are not required here.

Share class code	Full title if not standard	Total number of shares (current after changes)	Total amount paid on these shares	Total amount unpaid on these shares
ORD				

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

[D D] [M M] [Y Y]

☐ ☐ / ☐ ☐ / ☐ ☐

Lodgement details

Is this document being lodged to update the Annual Company Statement that was sent to you?

☐ Yes

☒ No

C4 Changes to the register of members

Use this section to notify changes to the register of members for your company (changes to the shareholdings of members):

- If there are 20 members or less in a share class, all changes need to be notified
- If there are more than 20 members in a share class, only changes to the top twenty need be notified (s178B)
- If shares are jointly owned, you must also provide names and addresses of all joint owners on a separate sheet (annexure), clearly indicating the share class and with whom the shares are jointly owned

The changes apply to
Please indicate the name and address of the member whose shareholding has changed

☐ Family name

Given names

OR

☐ Company name

ACN/ARBN/ABN

Office, unit, level or PO Box number

Street number and Street name

Suburb/City

State/Territory

Postcode

Country (if not Australia)

Earliest date of change
Please indicate the earliest date that any of the following changes occurred

Date of change

[D D] / [M M] / [Y Y]

The changes are

Share class code	Shares increased by ...(number)	Shares decreased by ...(number)	Total number now held	*Total $ paid on these shares	*Total $ unpaid on these shares	Fully paid (y/n)	Beneficially held (y/n)	Top 20 member(y/n)

* Public companies are not required to provide these details

Date of entry of member's name in register
(New members only)

Date of entry

[D D] / [M M] / [Y Y]

·her changes to the register of members

› the register of members for your company (changes to the shareholdings of members):
'in a share class, all changes need to be notified
ers in a share class, only changes to the top twenty need be notified (s178B)
nust also provide names and addresses of all joint owners on a separate sheet (annexure), clearly indicating the share class and owned

..d address ..areholding has

☐ Family name

Given names

OR

☐ Company name

ACN/ARBN/ABN

Office, unit, level or PO Box number

Street number and Street name

Suburb/City

State/Territory

Postcode

Country (if not Australia)

Earliest date of change
Please indicate the earliest date that any of the following changes occurred

Date of change

[D D] / [M M] / [Y Y]

The changes are

Share class code	Shares increased by ...(number)	Shares decreased by ...(number)	Total number now held	*Total $ paid on these shares	*Total $ unpaid on these shares	Fully paid (y/n)	Beneficially held (y/n)	Top 20 member(y/n)

* Public companies are not required to provide these details

Date of entry of member's name in register
(New members only)

Date of entry

[D D] / [M M] / [Y Y]

Australian Securities &
Investments Commission



Form 484
Corporations Act 2001

Guide: Change to company details

This guide does not form part of the prescribed form. It is included by ASIC to assist you in completing and lodging the Form 484.

Use the form 484 to notify ASIC of:

A1 Change of address
A2 Change of name - officeholders or members
A3 Change - ultimate holding company

B1 Cease company officeholder
B2 Appoint company officeholder
B3 Special purpose company

C1 Cancellation of shares
C2 Issue of shares
C3 Change to share structure
C4 Changes to the register of members

Corporate key

The corporate key is an eight-digit number uniquely associated with a company's ACN. If you are lodging this form in paper, you must include your corporate key on the cover sheet or ASIC will be unable to update your record. You will find your corporate key on the front page of your annual statement. Please contact ASIC if you cannot locate your corporate key, or if you believe you have not been issued with one.

Signature

The cover sheet for this form must be signed by a continuing or newly appointed company officeholder.

A resigning officer's signature is not acceptable.

Lodgement period

Lodgement required:

- within 28 days after the date of change; and
- within 28 days after the date of issue of your annual company statement

There are some exceptions for the member's details for proprietary companies. Refer to **Section C - Shares details** in this guide.

Lodgement details

To estimate the time taken to complete the form (on the cover page), please include;

- The time actually spent reading the instructions, working on the question and obtaining the information
- The time spent by all employees in collecting and providing this information

Late fees

Late fees will apply if:

- you notify a change to company details outside the period required by the Corporations Act; and/or
- you do not bring your company details up to date within 28 days after the date of issue of the annual company statement.

The late fees are

- $65 for up to one month late
- $270 for over one month late.

A form is not considered lodged until it is received and accepted by ASIC as being in compliance with s1274(8) of the Corporations Act 2001. A receipt will not be issued unless requested.

Lodgement

Send completed and signed forms to:
Australian Securities and Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

Or lodge the form electronically by visiting the ASIC website www.asic.gov.au

For help or more information
Telephone 03 5177 3988
Email info.enquiries@asic.gov.au
Web www.asic.gov.au

Section B — Alternate directors

For the appointment and cessation of alternate director, show the name of the director for whom they are alternate.

If the appointment is for a specified period:

- Show both the date of appointment and the expiry date. There is no need to lodge a form when the altenate director ceases.
- If during the notified period, there is a change to the proposed end date, another **Form 484** must be lodged which notifies the new end date in **Section B1 Cease company officeholder.**

If the appointment is open ended:

- Show the date of appointment only.
- When the alternate director ceases, **Section B1 Cease company officeholder** must be completed and lodged.

The terms of appointment must be notified under s205B(2). An annexure setting out the terms of appointment must be attached. The terms of appointment must include details such as the timeframes of the appointment as an alternate director, capacity to sign instruments and attend meetings.

Section C – Shares details

All companies must notify ASIC if they cancel or issue shares by completing sections C1 or C2. Notification must be received within 28 days of the change occurring.

Proprietary companies must also notify ASIC of any changes to the company's share structure and any changes to details of their top 20 members by completing sections C3 and C4 within 28 days of such changes occurring.

Public companies are only required to complete sections C3 and C4 after they have received their annual company statement. Such notification must be received within 28 days of the date of issue of the company statement.

Special cases (for proprietary companies) and their lodging periods:

- Court orders a correction of the register – notify ASIC as specified by the court order of within one month of the court order.
- Company reduces its share capital – notify ASIC within 14 days after the resolution to reduce the share capital is passed.

Companies limited by guarantee, or companies limited by shares and guarantee who have not issued any shares, are not required to provide any details about share structure or their members ie. they do not complete sections C3 or C4.

Transferring Financial Institutions are not required to provide details of member's shares that meet the requirements of Reg. 12.08.03; they should complete section C3 but not section C4.

How to provide additional information

Photocopied Form 484 pages

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement.

Annexures

If there is insufficient space in any section of the form, you may alternately submit annexures as part of this lodgement.

To make any annexure conform to the regulations, you must

1. use A4 size paper of white or light pastel colour with a margin of at least 10mm on all sides
2. show the company name and ACN or ARBN
3. number the pages consecutively
4. print or type in BLOCK letters in dark blue or black ink so that the document is clearly legible when photocopied
5. mark the annexure with an identifying letter or symbol eg a,b,c or 1,2,3 etc.
6. endorse the annexure with the words:
   This annexure (mark) of (number) pages referred to in form (form number and title)
7. sign and date the annexure

The annexure must be signed by the same person(s) who signed the form.



Billabong
International
Limited

27 April 2006

APPOINTMENT AND RESIGNATION OF COMPANY SECRETARY

The Directors advise that Mr Craig White has resigned as Company Secretary of Billabong International Limited with effect from 27 April 2006. Mr White will remain in his position as Chief Financial Officer and Public Officer.

The Directors advise that Ms Maria Manning has been appointed as Company Secretary of Billabong International Limited with effect from 27 April 2006.

Derek O'Neill
Chief Executive Officer